SEC Mail Processing Section

MAR 02 2009

Washington, DC 106

09055243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Investment Company, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 Harrodsburg Road, Ste B375
(No. and Street)

Lexington	Kentucky	40504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Foley, CPA 859-231-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ray, Foley, Hensley & Company, PLLC
(Name – *if individual, state last, first, middle name*)

230 Lexington Green Circle, Ste 600	Lexington	KY	40503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley S. Kerrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Investment Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 2/27/09
Signature

President
Title

[signature]
Notary Public

My commission expires August 3, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC.
AND SUBSIDIARY
Lexington, Kentucky

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

Ray, Foley, Hensley & Company, PLLC
230 Lexington Green Circle, Suite 600
Lexington, Kentucky 40503
(859) 231-1800

Lead Auditor: Michael D. Foley, CPA
Federal Identification Number: 20-1518594

CONTENTS

Ray, Foley, Hensley & Company, PLLC

Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
J. Carroll Luby, CPA

Marc T. Ray, CPA-ABV

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying balance consolidated statement of financial condition of Lexington Investment Company, Inc. and Subsidiary (the Company) as of December 31, 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17 a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with ***Governmental Auditing Standards***, we have also issued our report dated February 24, 2009 on our consideration of Lexington Investment Mortgage Company, LLC's internal control over financial reporting and our tests of its compliance with certain provisions of laws, regulations, contracts and grant agreements and other matters. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with ***Government Auditing Standards*** and should be read in conjunction with this report in considering the results of our audit.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and the United States Department of Housing and Urban Development. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ray, Foley, Hensley & Company, PLLC
Ray, Foley, Hensley & Company, PLLC
Lexington, Kentucky
February 27, 2009

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 322,675
Deposits with clearing organization and others	138,640
Receivable form clearing organization	95,147
Receivable from non-customers	10,291
Other receivables	9,563
Prepaid expenses	19,768
Furniture and equipment, net	30,593
TOTAL ASSETS	$ 626,677
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Payables and accrued expenses	$ 73,023
Commissions payable	125,227
Income taxes payable	1,973
Deferred tax liability	9,158
TOTAL LIABILITIES	209,381
Minority interest in consolidated subsidiary	(3,007)
Stockholders' Equity	
Common stock, no par value; 1,000 shares authorized, 799 shares issued and outstanding	180,000
Retained earnings	240,303
TOTAL STOCKHOLDERS' EQUITY	420,303
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 626,677

The accompanying notes are an integral
part of the financial statements

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
for the year ended December 31,2008

REVENUES	
Commissions	$ 2,307,191
Net dealer inventory and investment gains	397,229
Commissions from loan closings and other fees	186,431
Dividends and interest	34,734
Total Revenues	$ 2,925,585
EXPENSES	
Employee compensation and benefits	1,159,095
Officer compensation and benefits	784,324
Broker clearing charges	396,437
Communication and data processing	108,704
Occupancy	126,439
Retirement benefits expense	49,954
Other operating expenses	299,234
Total Operating Expenses	2,924,187
NET INCOME BEFORE INCOME TAXES	1,398
Income tax provision	(1,194)
INCOME BEFORE MINORITY INTEREST	204
Minority interest in subsidiary's net loss	4,092
NET INCOME	$ 4,296

The accompanying notes are an integral
part of the financial statements

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2008

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2008	799	$ 180,000	$ 236,007	$ 416,007
Net income			4,296	4,296
Dividends paid	-	-	-	-
Balance at December 31, 2008	799	$ 180,000	$ 240,303	$ 420,303

The accompanying notes are an integral
part of the financial statements

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,296
Adjustments to reconcile net income to net cash provided (used in) operating activities:	
Depreciation	16,846
Provision for deferred income taxes	(2,797)
Minority interest in subsidiary	(4,092)
(Increase) decrease in operating net assets:	
Deposits with clearing organization and others	(3,706)
Receivable from clearing organization	(5,691)
Receivable from non-customers	3,736
Other receivables	(4,621)
Prepaid expenses	753
Increase (decrease) in operating liabilities:	
Payables and accrued expenses	(8,101)
Commissions payable	2,890
Income taxes payable	(7,714)
Net cash used in operating activities	(8,201)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,201)
Cash, beginning of year	330,876
CASH, END OF YEAR	$ 322,675
Supplemental Disclosures:	
Cash paid during the year ended for:	
Income taxes	$ 11,161

The accompanying notes are an integral part of the financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. and Subsidiary (the Company) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.

Nature of Business and Principles of Consolidation

Lexington Investment Company, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. Lexington Investment Company, Inc. was incorporated on June 19 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

In general, Lexington Investment Company, Inc. has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, Lexington Investment Company, Inc. introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

The consolidated financial statements include the accounts of Lexington Investment Company, Inc. and its ninety percent (90%) owned subsidiary, Lexington Investment Mortgage Company, LLC. Lexington Investment Mortgage Company, LLC, a limited liability company, was incorporated on June 5, 2003 to broker mortgage loans. No member of the limited liability company shall have any personal liability for the obligations of the company. Lexington Investment Mortgage Company, LLC, is licensed by the Kentucky Department of Financial Institutions and is an approved Department of Housing and Urban Development loan correspondent mortgagee.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Pursuant to the operating agreement, the Members shall not have any liability for the obligations of Lexington Investment Mortgage Company, LLC beyond their capital contributions. Additionally, Lexington Investment Mortgage Company, LLC shall determine the amount and timing of any distributions to the members.

Basis of Accounting

The consolidated financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Receivable from Clearing Organization

Receivable from clearing organization represents the amounts due from Lexington Investment Company, Inc.'s clearing broker principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with the clearing broker. No reserved for uncollectible receivables has been provided.

Receivables from Non-customers

Receivables from non-customers consist of amounts due from various employees. These receivables are carried at unpaid principal balances. No reserve for uncollectible non-customer receivables has been provided. Currently, none of these balances are in default.

Securities Owned

Securities transactions are recorded on a trade date basis. Securities owned are valued at market value. Unrealized holding gains and losses and realized gains and losses are included in earnings.

Fixed Assets

Fixed assets (furniture and equipment) are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. The cost of repairs and maintenance is expense as incurred. When fixed assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense totals $16,846 for the year ended December 31, 2008.

Commissions from Securities Transactions

Lexington Investment Company, Inc.'s primary source of revenue is through commission generated by effecting trades for its customers, most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expense reported on a trade date basis.

Commissions from Loan Closing and Other Fees

The commissions received by Lexington Investment Mortgage Company, LLC upon closing of a loan are recognized as income pursuant to the loan closing. Lexington Investment Mortgage Company, LLC also earns revenue from processing loans, including loan processing fees and reimbursement of certain direct costs incurred to process loans. Other fees earned include appraisal and credit report fees.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are considered operating expenses in the year incurred and totaled $12,531 for 2008.

Income Taxes

Lexington Investment Company, Inc. is taxed as a corporation.

Lexington Investment Mortgage Company, LLC was formed as a limited liability company and operates in a manner consistent with treatment as a partnership for income tax purposes. Lexington Investment Mortgage Company, LLC does not pay federal income tax on its taxable income. Instead, the Members are liable for federal income taxes on their respective shares of company earnings or losses.

The amount provided for income taxes is based on income reported for financial statement purposes, adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and money market balances at two financial institutions located in Lexington, Kentucky. The Company places its cash and temporary cash investments with high credit quality institutions. The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 at each institution. During the year, the balances at these financial institutions may exceed the FDIC insured amounts.

At December 31, 2008, Lexington Investment Company, Inc.'s uninsured cash and money market balances totaled approximately $39,771.

NOTE 3 – RECEIVABLES FROM NON-CUSTOMERS

Receivables from non-customers consist of amounts due under advances to and notes from various employees. As of December 31, 2008, receivables from non-customers totaled $10,291.

NOTE 4 – FURNITURE AND EQUIPMENT, NET

As of December 31, 2008, net furniture and equipment consist of the following:

Furniture	$ 14,768
Equipment	110,572
Total furniture and equipment	125,340
Less accumulated depreciation	94,747
Furniture and equipment, net	$ 30,593

NOTE 5 – INCOME TAXES

Income tax expense for 2008 consists of the following:

Current expense:	
Federal	$ 4,161
State and Local	1,973
Deferred	(4,940)
Total income tax expense	$ 1,194

The deferred tax liability as of December 31, 2008 consists of the following:

Total deferred tax liability	$ 9,158
Total deferred tax asset	-
Net deferred tax liability	$ 9,158

Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period. These temporary differences relate to the recognition of depreciation expense for income tax and financial statement purposes and to contributions that are not allowed for income tax purposes in the current year that carry forward to reduce future taxable income.

The total income tax provision differs from the amount that would be obtained by applying the federal statutory rate of 34% to income before income taxes, as follows (amounts rounded):

Expected tax provision	$ 9,474
Effect of:	
State and local income taxes	1,973
Non-deductible expenses	3,708
Graduated rates(13,012)	
Underaccrual for the prior year	(2,143)
Total income tax expense	$ 1,194

NOTE 6 – LEASE COMMITMENTS

In 1999, Lexington Investment Company, Inc. entered into an office space operating lease under a five-year lease agreement which was to expire in April 2004, unless otherwise extended. The lease was extended for an additional five-year period beginning in April 2004 and continuing until April 2009 (the renewal). Rental expense under the renewal is $7,395 per month.

In September 2006, Lexington Investment Company, Inc. entered into a lease to rent space for the Danville office on a month-to-month basis. Rental expense under this agreement during 2008 was $500 per month.

In 2007, Lexington Investment Mortgage Company, LLC entered into an office space operating lease under a two-year agreement which ends in June 2009. Rental expense under this agreement was $2,364 per month through June 2008. The monthly rental expense then increased to $2,758 through the end of the lease.

As of December 31, 2008, the total future minimum lease payments under the three leases were $38,733 due entirely in 2009.

Rental (occupancy) expense under the office space operating leases totals $126,439 for the year ended December, 31, 2008.

NOTE 7 – RETIREMENT BENEFITS

During 2008, the Company adopted a safe harbor 401(k) plan (the Plan). The Company contributes a mandatory matching three percent of employees' compensation. In addition, the Company has the discretion to make additional matching contributions as well as discretionary contributions. Company contributions to the Plan for the year ended December 31, 2008 totaled $49,954.

NOTE 8 – STOCK REPURCHASE AGREEMENT

Lexington Investment Company, Inc. has entered into a repurchase agreement with its stockholders under which Lexington Investment Company, Inc. has the right and option, not the obligation, to repurchase from a stockholder his/her outstanding shares in the event of death, total disability, termination, or withdrawal (referred to collectively as the redemption event) of the stockholder. In the event that Lexington Investment Company, Inc. chooses to exercise its option to repurchase from a stockholder his/her outstanding shares, the purchase price of the redeemed shares is based on the total stockholders' equity of Lexington Investment Company, Inc. as of the end of the fiscal year immediately preceding the date of the redemption event, multiplied by the number of shares being redeemed.

NOTE 9 – NET CAPITAL REQUIREMENTS

Lexington Investment Company, Inc. is subject to the Securities Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, Lexington Investment Company, Inc.'s net capital totals $303,490 which is $203,490 above its required net capital of $100,000. The net capital ratio at December 31, 2008 is 0.66 to 1.

The following is a summary of certain financial information of Lexington Investment Company, Inc.'s (LIC) consolidated subsidiary, Lexington Investment Mortgage Company, LLC (LIMC), as of December 31, 2008:

Total Assets	$	64,160
Total Liabilities	$	7,841
Member's Equity	$	56,319

LIMC is a Department of Housing and Urban Development approved loan correspondent mortgagee. As such, LIMC has to maintain a minimum adjusted net worth, as well as a minimum amount of liquid assets (cash, cash equivalents, or marketable securities) as a percentage of its adjusted net worth. Therefore, the assets of the subsidiary are not readily available for the protection of LIC's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1. Accordingly, the accounts of LIMC have not been included in the computation of LIC's net capital as of December 31, 2008.

NOTE 10 – ADJUSTED NET WORTH AND LIQUID ASSETS REQUIREMENTS

As indicated in Note 9, LIMC is a Department of Housing and Urban Development approved loan correspondent mortgagee. As such, LIMC must maintain an adjusted net worth, as defined in Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1, of at least $63,000. At December 31, 2008, LIMC has an adjusted net worth of $56,319.

Additionally, LIMC is required to maintain liquid assets (cash, cash equivalents, or marketable securities) of at least twenty percent (20%) of its adjusted net worth up to a maximum amount of $100,000. As of December 31, 2008, LIMC's liquid assets (cash and cash equivalents) represent ninety percent (90%) of its adjusted net worth.

SUPPLEMENTAL SCHEDULES

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
December 31, 2008

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
ASSETS					
Cash and cash equivalents	$ 272,235	$ 50,440	$ 322,675	$ -	$ 322,675
Deposits with clearing organization and others	138,640	-	138,640	-	138,640
Receivable form clearing organization	95,147	-	95,147	-	95,147
Receivable from non-customers	10,291	-	10,291	-	10,291
Other receivables	-	9,563	9,563	-	9,563
Prepaid expenses	19,768	-	19,768	-	19,768
Furniture and equipment, net	26,436	4,157	30,593	-	30,593
Investment in Subsidiary	59,326	-	59,326	(59,326)	-
TOTAL ASSETS	$ 621,843	$ 64,160	$ 686,003	$ (59,326)	$ 626,677
LIABILITIES AND STOCKHOLDERS' EQUITY					
Liabilities					
Payables and accrued expenses	$ 65,182	$ 7,841	$ 73,023	$ -	$ 73,023
Comission payable	125,227	-	125,227	-	125,227
Income taxes payable	1,973	-	1,973.00	-	1,973.00
Deferred tax liability	9,158	-	9,158	-	9,158
TOTAL LIABILITIES	201,540	7,841	209,381	-	209,381
Minority interest in consolidated subsidiary	-	-	-	(3,007)	(3,007)
Stockholders' Equity					
Common stock, no par value; 1,000 shares authorized, 799 shares issued and outstanding	180,000	-	180,000	-	180,000
Paid-in-capital	-	96,871	96,871	(96,871)	-
Retained earnings	240,303	(40,552)	199,751	40,552	240,303
TOTAL STOCKHOLDERS' EQUITY	420,303	56,319	476,622	(56,319)	420,303
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 621,843	$ 64,160	$ 686,003	$ (59,326)	$ 626,677

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
for the year ended December 31, 2008

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
REVENUES					
Commissions	$ 2,307,191	$ -	$ 2,307,191	$ -	$ 2,307,191
Net dealer inventory and investment gains	397,229	-	397,229	-	397,229
Commissions from loan closings and other fees	-	186,431	186,431	-	186,431
Dividends and interest	34,734	-	34,734	-	34,734
Other revenues	-	-	-	-	-
Total Revenues	2,739,154	186,431	2,925,585	-	2,925,585
EXPENSES					
Employee compensation and benefits	1,016,845	142,250	1,159,095	-	1,159,095
Officer compensation and benefits	784,324	-	784,324	-	784,324
Broker clearing charges	396,437	-	396,437	-	396,437
Communication and data processing	105,493	3,211	108,704	-	108,704
Occupancy	95,940	30,499	126,439	-	126,439
Retirement benefits expense	46,432	3,522	49,954	-	49,954
Other operating expenses	251,363	47,871	299,234	-	299,234
Total Operating Expenses	2,696,834	227,353	2,924,187	-	2,924,187
Income (loss) from Operations	42,320	(40,922)	1,398	-	1,398
Other Income (loss):					
Equity in Earnings of Subsidiary	(36,830)	-	(36,830)	36,830	-
Income (loss) before Income Taxes	5,490	(40,922)	(35,432)	36,830	1,398
Income Tax Expense	(1,194)	-	(1,194)	-	(1,194)
Income (loss) before minority interest	4,296	(40,922)	(36,626)	36,830	204
Minority interest in subsidiary's net loss	-	-	-	4,092	4,092
NET INCOME (LOSS)	$ 4,296	$ (40,922)	$ (36,626)	$ 40,922	$ 4,296

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

NET CAPITAL	
Total consolidated stockholders' equity	$ 420,303
Deduct stockholders' equity not allowable for net capital	(59,326)
Total stockholders' equity qualified for net capital	360,977
Deductions and/or charges:	
Non-allowable assets -	
Cash on deposit at CRD	(992)
Receivables from non-customers	(10,291)
Prepaid expenses	(19,768)
Furniture and equipment, net	(26,436)
Total non allowable assets	(57,487)
Net capital	$ 303,490
AGGREGATE INDEBTEDNESS	
Payables and accrued expenses	$ 65,182
Commissions payable	125,227
Income taxes payable	1,973
Deferred tax liability	9,158
Total aggregate indebtedness	$ 201,540
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required based on aggregate indebtedness	$ 13,436
Minimum net capital required	$ 100,000
Excess net capital	$ 203,490
Ratio of aggregate indebtedness to net capital	0.66 to 1
RECONCILIATION WITH COMPANY CALCULATIONS (included in Part II of form X-17 A-5 as of December 31, 2008)	
Net capital, as reported in Company's Part II (unaudited & unconsolidated) FOCUS report	$ 289,606
Effect of audit adjustments on accounts included in net capital calculation	13,884
Net capital as calculated above	$ 303,490

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE II - COMPUTATION OF RESERVE REQUIREMENT IN ACCORDANCE WITH RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSIONS
December 31, 2008

Lexington Investment Company, Inc. had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2008. Therefore, a computation of reserve requirements in accordance with SEC Rule 15c3-3 is not applicable.

LEXINGTON INVESTMENT MORTAGE COMPANY, LLC
SCHEDULE III – COMPUTATION OF ADJUSTED NET WORTH AS REQUIRED BY THE UNITED STATES DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT MORTGAGEE APPROVAL HANDBOOK 4060 1
December 31, 2008

Net worth required	$	63,000
Equity per the consolidating statement of financial condition	$	56,319
Less: unacceptable assets		-
Adjusted net worth	$	56,319

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Lexington Investment Company, Inc., as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered Lexington Investment Company, Inc.'s internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Lexington Investment Company, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Lexington Investment Company, Inc.'s internal control.

Also, as required by Rule, 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Lexington Investment Company, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregative indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because Lexington Investment Company, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not review the practices and procedures followed by Lexington Investment Company, Inc. in any of the following:

1. Making quarterly securities examinations, costs, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Lexington Investment Company, Inc. is responsible for establishing and maintaining internal control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Lexington Investment Company, Inc. has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our considerations of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Lexington Investment Company, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC objectives.

This report is intended solely for the information and use of the stockholders, management, SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ray, Foley, Hensley & Company

Ray, Foley, Hensley & Company, PLLC
Lexington, Kentucky
February 27, 2009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL COMBINED REPORT APPLICABLE TO INTERNAL CONTROL OVER FINANCIAL REPORTING BASED ON AN AUDIT OF FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER COMPLIANCE FOR HUD-ASSISTED PROGRAMS

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, KY

We have audited the consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of and for the year ended December 31, 2008, and have issued our report thereon dated February 27, 2009. We have also audited Lexington Investment Mortgage Company, LLC's compliance with requirements applicable to HUD-assisted programs and have issued our reports thereon dated February 27, 2009.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in ***Government Auditing Standards***, issued by the Comptroller General of the United States and the *Consolidated Audit Guide for Audits of HUD Programs* (the "Guide"), issued by the U.S. Department of Housing and Urban Development, Office of the Inspector General. Those standards and the Guide require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and about whether Lexington Investment Mortgage Company, LLC complied with laws and regulations, noncompliance with which would be material to a major HUD-assisted program.

The management of Lexington Investment Mortgage Company, LLC is responsible for establishing and maintaining effective internal control. In planning and performing our audit of the financial statements and compliance, we considered Lexington Investment Mortgage Company, LLC's internal control over financial reporting and its internal control over compliance with requirements that could have a direct and material effect on a HUD-assisted program in order to determine our auditing procedures for the purpose of expressing our opinions on the financial statements and on compliance and not for the purpose of expressing an opinion on the effectiveness of Lexington Investment Mortgage Company, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Lexington Investment Mortgage Company, LL's internal control over financial reporting and internal control over compliance.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect on a timely basis misstatements or noncompliance with applicable requirements of a HUD-assisted program. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles or to administer a HUD-assisted program such that there is more than a remote likelihood that a misstatement of the entity's financial statements, or noncompliance with applicable requirements of a HUD-assisted program, that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements, or material noncompliance with applicable requirements of a HUD-assisted program, will not be prevented or detected.

Our consideration of internal control over financial reporting and internal over compliance was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

This report is intended solely for the information and use of the Board of Directors, management, and the Department of Housing and Urban Development and is not intended to be and should not be used by anyone other than these specified parties.

Ray, Foley, Hensley & Company

Ray, Foley, Hensley & Company, PLLC
Lexington, Kentucky
February 27, 2009

INDEPENDENT AUDITORS' REPORT ON COMPLIANCE WITH SPECIFIC REQUIREMENTS APPLICABLE TO MAJOR HUD PROGRAMS

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, KY

We have audited the compliance of Lexington Investment Mortgage Company, LLC with the specific program requirements governing federal financial reports; loan origination; loan settlement; federal financial and activity reports; kickbacks; and mortgagee approval requirements, that are applicable to each of its major HUD-assisted programs, for the year ended December 31, 2008. Compliance with those requirements is the responsibility of Lexington Investment Mortgage Company, LLC's management. Our responsibility is to express an opinion on Lexington Investment Mortgage Company, LLC's compliance based on our audit.

We conducted our audit of compliance in accordance with auditing standards generally accepted in the United States of America, the standards applicable to financial audits contained in ***Government Auditing Standards***, issued by the Comptroller General of the United States, and the *Consolidated Audit Guide for Audits of HUD Programs* (the "Guide") issued by the U.S. Department of Housing and Urban Development, Office of the Inspector General. Those standards and the Guide require that we plan and perform the audit to obtain reasonable assurance about whether noncompliance with the requirements referred to above that could have a direct and material effect on a major HUD-assisted program occurred. An audit includes examining, on a test basis, evidence about Lexington Investment Mortgage Company, LLC's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Our audit does not provide a legal determination of Lexington Investment Mortgage Company, LLC's compliance with those requirements.

In our opinion, Lexington Investment Mortgage Company, LLC complied, in all material respects, with the requirements referred to above that are applicable to each of its major HUD-assisted programs, except for the Net Worth Requirement as outlined in the Approval Handbook 4060 1 of the United States Department of Housing and Urban Development, for the year ended December 31, 2008.

This report is intended solely for the information of the Board of Directors, management, and the Department of Housing and Urban Development and is not intended to be and should not be used by anyone other than these specified parties.

Ray, Foley, Hensley & Company
Ray, Foley, Hensley & Company, PLLC
February 27, 2009

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ON COMPLIANCE AND OTHER MATTERS BASED ON AN AUDIT OF FINANCIAL STATEMENTS PERFORMED IN ACCORDANCE WITH *GOVERNMENT AUDITING STANDARDS*

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of and for the year ended December 31, 2008, and have issued our report thereon dated February 27, 2009. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. In addition, the audit of Lexington Investment Mortgage Company, LLC (LIMC) was conducted in accordance with the standards applicable to financial audits contained in ***Government Auditing Standards***, issued by the Comptroller General of the United States.

Internal Control Over Financial Reporting
In planning and performing our audit, we considered LIMC's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LIMC's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the LIMC's internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

Compliance and Other Matters

As part of obtaining reasonable assurance about whether the LIMC's financial statements are free of material misstatements, we performed tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance or other matters that are required to be reported under ***Government Auditing Standards***.

This report is intended solely for the information and use of the Board of Directors, management, and the Department of Housing and Urban Development, and is not intended to be and should not be used by anyone other than these specified parties.

Ray, Foley, Hensley & Company

Ray, Foley, Hensley & Company, PLLC
February 27, 2009